Aflac Incorporated 2nd Quarter 2015 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2015	2014	2015	2014
Fixed charges:
Interest expense(1)	$74,650	$79,836	$157,307	$160,104
Interest on investment-type contracts	13,893	14,724	27,553	29,050
Rental expense deemed interest	133	163	266	328
Total fixed charges	$88,676	$94,723	$185,126	$189,482
Earnings before income tax(1)	$874,850	$1,238,534	$1,887,200	$2,342,108
Add back:
Total fixed charges	88,676	94,723	185,126	189,482
Total earnings before income tax and fixed charges	$963,526	$1,333,257	$2,072,326	$2,531,590
Ratio of earnings to fixed charges	10.9x	14.1x	11.2x	13.4x
(1)Excludes interest expense on income tax liabilities